                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ending DECEMBER 31, 2001
                           -----------------------------------------------------

Commission File Number 1-16463
                       ---------------------------------------------------------

Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      LEE RANCH COAL COMPANY RETIREMENT AND
                       SAVINGS PLAN FOR SALARIED EMPLOYEES
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

          701 MARKET STREET, ST. LOUIS, MISSOURI             63101-1826
--------------------------------------------------------------------------------
         (Address of principal executive offices)            (Zip Code)

                                TABLE OF CONTENTS

Unaudited Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2001 and December 31, 2000............................................................ 1

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2001 and 2000............................................................. 2

     Notes to Unaudited Financial Statements............................................................ 3


Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........................................8

Signatures...............................................................................................9

               Lee Ranch Coal Company Retirement and Savings Plan
                             for Salaried Employees

           Statements of Net Assets Available for Benefits - Unaudited

                           December 31, 2001 and 2000


                                                                     2001             2000
                                                                 ------------     ------------
ASSETS
Investments, at fair value:
     Investment in mutual funds                                  $  3,973,492     $  4,161,694
     Investment in common/collective trusts                         2,107,856        1,783,912
     Participant notes receivable                                     514,295          490,091
                                                                 ------------     ------------
Total investments                                                   6,595,643        6,435,697

Receivables:
     Receivable from Lee Ranch Coal Company Retirement
          and Savings Plan for Hourly Employees                            --          204,400
                                                                 ------------     ------------
Total receivables                                                          --          204,400
                                                                 ------------     ------------

Net assets available for benefits                                $  6,595,643     $  6,640,097
                                                                 ============     ============


See accompanying unaudited notes.

               Lee Ranch Coal Company Retirement and Savings Plan
                             for Salaried Employees

     Statements of Changes in Net Assets Available for Benefits - Unaudited

                     Years ended December 31, 2001 and 2000


                                                                           2001              2000
                                                                       ------------      ------------
ADDITIONS
     Interest and dividends - investments                              $    193,249      $    439,062
     Interest income - participant loans                                     46,534            44,098
     Net realized/unrealized depreciation of investments                   (669,757)         (669,248)
                                                                       ------------      ------------
     Net investment loss                                                   (429,974)         (186,088)

   Contributions:
     Employer                                                               129,964           126,359
     Participant                                                            321,517           284,288
     Rollover                                                                    --           262,852
                                                                       ------------      ------------
   Total contributions                                                      451,481           673,499

     Transfers in (out)                                                     (10,053)          208,678
                                                                       ------------      ------------
Total additions                                                              11,454           696,089

DEDUCTIONS
   Withdrawals by participants                                              (55,098)          (69,534)
   Other expenses                                                              (810)             (538)
                                                                       ------------      ------------
Total deductions                                                            (55,908)          (70,072)
                                                                       ------------      ------------

Net increase (decrease) in net assets available for benefits                (44,454)          626,017
Net assets available for benefits at beginning of year                    6,640,097         6,014,080
                                                                       ------------      ------------

Net assets available for benefits at end of year                       $  6,595,643      $  6,640,097
                                                                       ============      ============

See accompanying unaudited notes.

               Lee Ranch Coal Company Retirement and Savings Plan
                             for Salaried Employees

                     Notes to Unaudited Financial Statements

                     Years ended December 31, 2001 and 2000


1. DESCRIPTION OF THE PLAN

The following description of the Lee Ranch Coal Company (the Company) Retirement and Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all salaried employees of the Company who have completed 30 days of service, and all employees that previously participated in the Santa Fe Pacific Coal Company Retirement and Savings Plan for Salaried Employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2001, employees are eligible for participation in the Plan on the date of their employment or at any time afterward.

The Plan allows participants to invest among several mutual funds and common/collective trusts. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant directed.

CONTRIBUTIONS

Each year, participants may contribute up to 16 percent of pretax or after-tax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company makes matching contributions of an amount equal to 100 percent of the first 4 percent of compensation that a participant contributes to the Plan on a pretax basis. After a participant's pretax contributions reach the pretax limit established by the IRS, the Company makes matching contributions of an amount equal to 100 percent of the first 4 percent of compensation that a participant contributes to the Plan on an after-tax basis. Matching contributions are made in cash each pay period, and are invested according to the employee's investment elections.

               Lee Ranch Coal Company Retirement and Savings Plan
                             for Salaried Employees


               Notes to Unaudited Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in employer matching contributions is based on years of continuous service. Employer matching contributions become 20 percent vested for each year of service until 100 percent vested after the fifth year of service. A year of service is defined as any 12-month period during which the employee completes at least 1,000 hours of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of non-vested amounts. The forfeiture credits amount to $2,768 and $5,548 for the years ended December 31, 2001 and 2000, respectively.

               Lee Ranch Coal Company Retirement and Savings Plan
                             for Salaried Employees


               Notes to Unaudited Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although there has been no expressed intention to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, as defined, each participant would become fully vested in the employer matching contributions.

ADMINISTRATIVE EXPENSES

The administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in common/collective trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates market value.

Purchases and sales are recorded on a trade date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

               Lee Ranch Coal Company Retirement and Savings Plan
                             for Salaried Employees


               Notes to Unaudited Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PAYMENT OF BENEFITS

Benefits are recorded when paid.

RECLASSIFICATION

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. INVESTMENTS

The Plan's investments are held by the Vanguard Fiduciary Trust Company (the Trustee). The Trustee has certified information related to investments as complete and accurate.

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                     2001              2000
                                                 ------------      ------------

Mutual funds                                     $   (669,757)     $   (663,246)
Common stock                                               --            (6,002)
                                                 ------------      ------------
                                                 $   (669,757)     $   (669,248)
                                                 ============      ============

Investments that represent 5 percent or more of fair value of the Plan's net assets at December 31, are as follows:

                                                     2001              2000
                                                 ------------      ------------

Mutual funds:
         Vanguard 500 Index Fund                 $  1,522,576     $  1,683,118
         Vanguard Prime Money Market                  567,166               --
         Vanguard U.S. Growth Portfolio               557,102          814,018
         Vanguard Wellington Fund                     365,231          340,947
         Vanguard Windsor II Fund                     408,403          472,937

Common/Collective trust:
         Vanguard Retirement Savings Trust          2,107,856        1,783,912

               Lee Ranch Coal Company Retirement and Savings Plan
                             for Salaried Employees


               Notes to Unaudited Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan has applied for a new determination letter.

5. SUBSEQUENT EVENTS

Effective April 1, 2002, participants may contribute, subject to limitations of applicable law, up to 50 percent of pretax or after-tax annual compensation, as defined in the Plan.

Also effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

               Lee Ranch Coal Company Retirement and Savings Plan
                             For Salaried Employees
                             Employer ID #13-2871045
                                    Plan #103
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                                                                       CURRENT
IDENTITY OF ISSUE                                            DESCRIPTION OF INVESTMENT TYPE                             VALUE
-----------------                                            ------------------------------                            -------

Gabelli Growth Fund*                                         716 shares of mutual funds                              $   20,533
Janus Investment Fund*                                       1,030 shares of mutual funds                                25,336
Janus Worldwide Fund*                                        124 shares of mutual funds                                   5,442
T. Rowe Price Science/Technology Fund*                       3,673 shares of mutual funds                                76,842
Vanguard 500 Index Fund*                                     14,379 shares of mutual funds                            1,522,576
Vanguard Explorer Fund*                                      2,504 shares of mutual funds                               151,013
Vanguard International Growth Fund*                          13,804 shares of mutual funds                              207,202
Vanguard LifeStrategy Conservative Growth Fund*              1,113 shares of mutual funds                                15,645
Vanguard LifeStrategy Growth Fund*                           872 shares of mutual funds                                  15,191
Vanguard LifeStrategy Income Fund*                           508 shares of mutual funds                                   6,539
Vanguard LifeStrategy Moderate Growth Fund*                  985 shares of mutual funds                                  15,699
Vanguard Prime Money Market*                                 567,166 shares of mutual funds                             567,166
Vanguard Total Bond Market Index Fund*                       1,338 shares of mutual funds                                13,572
Vanguard U.S. Growth Portfolio*                              29,554 shares of mutual funds                              557,102
Vanguard Wellington Fund*                                    13,398 shares of mutual funds                              365,231
Vanguard Windsor II Fund*                                    15,960 shares of mutual funds                              408,403
Vanguard Retirement Savings Trust*                           2,107,856 shares of common/collective trust              2,107,856
Participant Loans                                            Participant loans, interest rates from 4.8% to             514,295
                                                             9.5%, maturities through 4/11/2016
                                                                                                                     ----------
                                                                                                                     $6,595,643
                                                                                                                     ==========

         *Parties-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Lee Ranch Coal Company Retirement and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             Lee Ranch Coal Company
                                             Retirement and Savings
                                             Plan for Salaried Employees


Date: June 28, 2002                     By:  /s/ SHARON D. FIEHLER
                                             -----------------------------------
                                             Sharon D. Fiehler
                                             Peabody Energy Corporation
                                             Executive Vice President,
                                             Human Resources & Administration